UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of Article 157, paragraph 4 of Law n. 6404/76 (“Brazilian Corporate Law”), and Rule n. 358/02 of the Brazilian Securities Commission (“CVM”), as a complement to the Material Facts released on September 2nd, 22nd, 23rd and 28th, 2016, November 23rd, 2016, December 13th, 2016, and January 23rd, 2017, hereby announces to its shareholders and to the market in general that CPFL Energia received from its controlling shareholder, State Grid Brazil Power Participações Ltda. (“State Grid Brazil”), the letter transcribed below:

“São Paulo, February 15, 2017

To

CPFL Energia S.A.

Rua Gomes de Carvalho, No. 1,510, suite 142

Vila Olímpia, São Paulo/SP

Zip Code 04547-005

Attn.:    Members of the Board of Directors of CPFL Energia S.A. (“CPFL” or the “Company”)

Cc:          Gustavo Estrella

Chief Financial and Investor Relations Officer

Ref.: Tender Offer for the Acquisition of Shares

STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA., a limited liability company (sociedade empresária por quotas de responsabilidade limitada), with head offices in the City of São Paulo, State of São Paulo, at Avenida Paulista, No. 726, suite 1,207, room 04, Bela Vista, Zip Code 01310-910, enrolled with the CNPJ/MF under No. 26.002.119/0001-97 (“Offeror”), further to the correspondence sent by the Offeror to the Company dated January 23rd, 2016 (“Notice”) and correspondence sent by State Grid International Development Limited (“State Grid”) to the Company and State Grid’s announcement to the market on September 2, 2016, hereby informs as follows.

As previously disclosed by State Grid, due to the acquisition of a controlling interest in the Company (“Transaction”), the Offeror is required to launch a mandatory public tender offer for the common shares held by the remaining shareholders of the Company (“Mandatory Tender Offer”), pursuant to Article 254-A of Law No. 6,404, dated as of December 15th, 1976 (“Brazilian Corporate Law”), Article 29 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 361, dated as of March 5th (“CVM Instruction 361”), the terms of the Novo Mercado Listing Regulation (“Novo Mercado Regulation”) and the Bylaws of the Company.

The Offeror also intends, simultaneously with the Mandatory Tender Offer, to launch a unified public tender offer for all the common shares issued by the Company in order to: (i) cancel its registration as a publicly held company before CVM under class “A” upon its conversion into class “B”, under the terms of CVM Instruction No. 480, dated as of December 7, 2009 (“Delisting Tender Offer”); and (ii) delist the Company from the Novo Mercado Special Listing Segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“Voluntary Tender Offer”), pursuant to Article 4th, § 4th, of the Brazilian Corporate Law, and in accordance with the procedures set forth in Articles 16 to 25 of CVM Instruction 361 and in the Novo Mercado Regulation (the Mandatory Tender Offer, the Delisting Tender Offer and the Voluntary Tender Offer collectively referred to as “Unified Offer”). The Offeror also intends to seek to cause (i) the deposit agreement with respect to the Company’s American depositary shares to be terminated (ii) the Company to delist from the NYSE and (iii) the Company to deregister as a public company in the United States.

The price to be offered in the Unified Offer shall be R$ 25.51 per common share issued by the Company, and it shall be: (i) adjusted by the Selic Rate (Taxa Referencial do Sistema Especial de Liquidação e Custódia) variation, calculated on a pro rata temporis basis, from January 23, 2017 (exclusive), the date of the closing of the Transaction, until the date on which the Unified Offer shall be settled (inclusive); (ii) reduced by the amount of dividends or interests on shareholders equity declared by the Company until the date of the auction of the Unified Offer; (iii) adjusted to reflect any change in the number of shares caused by stock splits, reverse splits, share dividends and/or other similar corporate transactions carried out by the Company until the date of the auction of the Unified Offer; and (iv) paid in cash on the date of the financial settlement of the Unified Offer (“Offer Price”).

The Offer Price corresponds to the price per share paid to Camargo Correa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS and Fundação SABESP de Seguridade Social – SABESPREV (“Selling Shareholders”), pursuant to the terms and conditions set forth in the Share Purchase Agreement entered into on September 2nd, 2016, and it ensures that the remaining shareholders of the Company will receive the same treatment as the Selling Shareholders (the former controlling shareholders of the Company) in compliance with the provisions of item 8.1 of the Novo Mercado Regulation.

The Offeror also informs that the Offer Price shall comply with items 10.2 and 11.2 of the Novo Mercado Regulation and it shall be within (or above) the fair market value range of the shares issued by the Company, to be determined by an independent appraisal report to be prepared in accordance with item 10.1 of the Novo Mercado Regulation (“Fair Market Value Range” and “Appraisal Report”, respectively).

For the purposes of item 10.3 of the Novo Mercado Regulation, the Offer Price is the maximum price that the Offeror is willing to pay for each common share issued by CPFL Energia in the context of the Delisting Tender Offer and of the Voluntary Tender Offer. In case the Offer Price is lower than the Fair Market Value Range, the Offeror reserves the right to only launch the Mandatory Tender Offer at the Offer Price, and withdraw the Delisting Tender Offer and the Voluntary Tender Offer.

Therefore, in addition to the other conditions that shall be described in the tender offer notice (Edital) of the Unified Offer, to be timely published, the effectiveness of the Delisting Tender Offer and of the Voluntary Tender Offer shall be subject to: (i) the compliance of the Offer Price with the provisions set forth in items 10.2 and 11.2 of the Novo Mercado Regulation; and (ii) the registration of the Unified Offer with the CVM.

Considering the foregoing, the Offeror hereby requests that you:

(a)               immediately disclose to the shareholders of the Company and to the market the content of this letter, by means of a material fact;

(b)               take all measures necessary to allow the shareholders of the Company to: (i) choose the specialized institution or company that shall be responsible for preparing the Appraisal Report, based on a list of three appraisers to be previously approved by the Board of Directors of the Company, pursuant to item 10.1.1 of the Novo Mercado Regulation; and (ii) decide on the cancellation of the Company’s registration as a publicly held company before CVM under class “A” upon its conversion into class “B” and the delisting of the Company from the Novo Mercado Special Listing Segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, in both cases, conditioned to the applicable regulations and to the terms and conditions of the Unified Offer.

Please let us know should you need any further clarifications regarding the Unified Offer.

Respectfully yours,

STATE GRID BRAZIL POWER PARTICIPAÇÕES LTDA.”

CPFL Energia also informs that, by virtue of State Grid Brazil’s intention, the Company’s shareholders shall be invited to take part in an extraordinary shareholders meeting to be called in due course in order to discuss the following matters: (i) the choice of the specialized valuation firm or institution incumbent of determining the economic value of the Company, based on a list of three prospective appraisers recommended by the Board of Directors, pursuant to the Listing Rules of Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros and to CPFL Energia’s Bylaws; (ii) the cancelation of the Company’s registry as a publicly held company before CVM under class “A” and its conversion into class “B”; and (iii) the delisting of CPFL Energia from the Novo Mercado Special Listing Segment of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros.

CPFL Energia will inform its shareholders and the market in general of any material developments regarding the facts reported hereof that are communicated to the Company.

São Paulo, February 16th, 2017.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 16, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.